UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Kindred Biosciences, Inc.

(Name of Subject Company — Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

494577109

(CUSIP Number of Class of Securities)

Marcela A. Kirberger

General Counsel and Corporate Secretary

Elanco Animal Health Incorporated

2500 Innovation Way, Greenfield, Indiana 46140

(877) 352-6261

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

August 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494577109

1	Names of Reporting Persons ELANCO ANIMAL HEALTH INCORPORATED
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization INDIANA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 10,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,000*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 10,000 (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 100%*
14	Type Of Reporting Person CO

* Pursuant to the Agreement and Plan of Merger, dated as of June 15, 2021 and as amended on June 30, 2021, by and among Elanco Animal Health Incorporated, Knight Merger Sub, Inc., a wholly owned subsidiary of Elanco Animal Health Incorporated (“Merger Sub”), and Kindred Biosciences, Inc. (“KindredBio”), Merger Sub merged with and into KindredBio (the “Merger”) on August 27, 2021. Upon completion of the Merger, each share of common stock of KindredBio that was issued and outstanding immediately prior to the effective time of the Merger was cancelled, and each share of common stock of Merger Sub was converted into one share of common stock of the surviving corporation. Consequently, upon the consummation of the Merger on August 27, 2021, Elanco became the owner of 10,000 shares of common stock of the surviving corporation, representing 100% of the issued and outstanding shares of common stock of the surviving corporation. Merger Sub ceased to be the beneficial owner of any securities of KindredBio on August 27, 2021 as a result of the termination of its corporate existence in connection with the Merger.

The following constitutes Amendment No. 1 to the Schedule 13D filed by Elanco Animal Health Incorporated (the “Reporting Person”) and Knight Merger Sub, Inc. with the Securities and Exchange Commission on June 25, 2021 (the “Original 13D” and, together with this amendment, the “Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented by adding the following after the last paragraph in Item 3:

“On August 27, 2021, Elanco consummated the acquisition of KindredBio through the merger of Merger Sub with and into KindredBio. The aggregate consideration payable in connection with the acquisition of shares of common stock of KindredBio upon the consummation of the Offer and the Merger was approximately $444 million, plus related fees and expenses.”

Item 4. Purpose of Transaction

(1) Item 4 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

“On August 27, 2021, pursuant to the Merger Agreement, Merger Sub merged with and into KindredBio. KindredBio is the surviving corporation (“Surviving Corporation”) in the Merger and is a wholly owned subsidiary of Elanco.

Upon completion of the Merger, each share of common stock of KindredBio that was issued and outstanding immediately prior to the effective time of the Merger was cancelled, and each share of common stock of Merger Sub was converted into one share of common stock of the Surviving Corporation. Consequently, upon the consummation of the Merger on August 27, 2021, Elanco became the owner of 10,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation.

Upon the consummation of the Merger, the directors and officers of Merger Sub became the directors and officers of the Surviving Corporation and the certificate of incorporation and bylaws of the Surviving Corporation were amended and restated as set forth in the Merger Agreement.

As a result of the Merger, the shares of common stock of KindredBio ceased to trade on the Nasdaq Capital Market (“Nasdaq”) prior to opening of trading on August 30, 2021 and became eligible for delisting from Nasdaq and termination of registration under the Act. KindredBio requested that Nasdaq file with the SEC a Form 25 relating to the delisting of KindredBio’s common stock from Nasdaq and the deregistration of KindredBio’s registered securities. KindredBio intends to file a Form 15 with the SEC, requesting the deregistration of its securities under Section 12(g) of the Act and the suspension of its reporting obligations under Section 15(d) of the Act.”

(2) The section entitled “Support Agreements” is amended by adding the following paragraph to the end thereof:

“By their terms, the Support Agreements terminated at the Effective Time.”

Item 5. Interest in Securities of the Company

Item 5 of the Original 13D is hereby amended and restated to read in its entirety as follows:

“(a), (b). As a result of the Merger, all shares of common stock of KindredBio that were issued and outstanding prior to the Merger were cancelled and ceased to exist, and each share of common stock of Merger Sub was converted into one share of common stock of the Surviving Corporation, with Elanco becoming the owner of 10,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation.

In addition, as a result of the Merger, the separate corporate existence of Merger Sub ceased, and therefore Merger Sub owns no shares of the Surviving Corporation and has no authority to vote or direct the vote for any shares of the Surviving Corporation.

Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A, beneficially owns or has any voting power or dispositive power over any shares of common stock of KindredBio.

(c). Other than as described above, to the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a) to this Schedule 13D.

(d). Not applicable.

(e). Not applicable.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2021	ELANCO ANIMAL HEALTH INCORPORATED

/s/ Todd Young
	Name:	Todd Young
	Title:	Executive Vice President and Chief Financial Officer